Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

Index

Overview of the Business
Our Strategy
Financial Highlights
Production Summary
How We Analyze Our Business

Financial Results
Liquidity and Capital Resources
Risk Factors and Risk Management
Critical Accounting Estimates
Anticipated Changes to International Financial Reporting Standards

Supplemental Non-GAAP Measures
Quarterly Financial Data (Unaudited)
Selected Annual Information
Controls and Procedures
Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) is dated March 10, 2014 and should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2013. Except where otherwise noted, the financial information presented in this MD&A is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We use the United States dollar as our reporting currency and, except where otherwise noted, all currency amounts are stated in United States dollars.

At March 10, 2014, we had 96,451,681 common shares issued and outstanding and stock options exercisable for 1,779,811 additional common shares.

Additional information relating to Methanex, including our Annual Information Form, is available on our website at www.methanex.com, the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

OVERVIEW OF THE BUSINESS

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and also, particularly in China, from coal. Approximately 60% of all methanol demand is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. The remaining 40% of methanol demand comes from a range of energy-related applications, many of which are experiencing strong growth in the current high energy price environment. These include direct blending of methanol into gasoline (primarily in China), using methanol as a feedstock in the production of dimethyl ether (DME) and biodiesel, and methanol-to-olefins (MTO). Methanol is also used to produce methyl tertiary-butyl ether (MTBE), a gasoline component.

We are the world’s largest producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our total annual production capacity, including Methanex interests in jointly owned plants, is currently 7.3 million tonnes and is located in New Zealand, Trinidad, Egypt, Canada and Chile (refer to the Production Summary section on page 9 for more information). We are in the process of relocating two facilities from our Chile site to Geismar, Louisiana, and this is expected to increase our annual production capacity to 9.3 million tonnes. We have marketing rights for 100% of the production from the jointly owned plants in Trinidad and Egypt and this provides us with an additional 1.3 million tonnes per year of methanol offtake supply when the plants are operating at full capacity. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts.

2013 Industry Overview & Outlook

Methanol is a global commodity and our earnings are significantly affected by fluctuations in the price of methanol, which is directly impacted by changes in methanol supply and demand.

Demand for methanol is driven primarily by levels of industrial production, energy prices and the strength of the global economy. Demand for methanol grew by 8% or 4 million tonnes in 2013, leading to global demand of approximately 55 million tonnes, excluding

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demand from integrated methanol-to-olefins facilities. The increase in demand was driven by strong growth in energy-related applications and steady growth in traditional derivatives.

There was a modest level of new industry supply additions outside of China in 2013. We increased our operating capacity by up to 1.0 million tonnes in 2013 and other industry additions included the restart of a 0.8 million tonne facility in Texas and a 0.7 million tonne plant start-up in Azerbaijan which is expected to start exporting methanol in 2014. New production from supply additions inside China was consumed in that country as China continued to be a significant net importer of methanol.

Throughout 2013, industry supply was constrained by planned and unplanned outages and natural gas restrictions and this, in combination with strong demand growth, led to tight market conditions and a steady increase in pricing. Our average realized price for 2013 was $441 per tonne compared with $382 per tonne in 2012.

The outlook for methanol demand growth continues to be strong. The wide disparity between the price of crude oil and that of natural gas and coal has resulted in an increased use of methanol in energy-related applications. The direct blending of methanol into gasoline and the use of methanol in the production of DME and biodiesel now accounts for approximately 23% of global methanol demand. While methanol demand in energy-related applications is strongest in China, an increasing number of countries around the world have projects in place or are considering adopting these applications on a wider scale.

China is also leading the commercialization of methanol’s use as a feedstock to manufacture olefins. The use of methanol to produce olefins, at prevailing energy and methanol prices, is proving to be cost competitive relative to the traditional production of olefins from naptha. The first MTO plant in China started up in 2010, and there are now six plants operating in China with the capacity to consume over eight million tonnes of methanol annually. Three of these plants were not expected to impact the merchant methanol market as they are integrated coal-to-methanol-to-olefins projects. However, over the past three years, these integrated plants have purchased merchant methanol to supplement their own methanol production. The three non-integrated plants (representing over three million tonnes of methanol demand annually) are dependent on merchant methanol supply. Several other integrated and non-integrated projects are currently under construction in China.

We believe demand potential into energy-related applications and olefins production will continue to grow.

We are in the process of relocating two 1.0 million tonne methanol plants from Chile to Geismar, Louisiana, and are targeting for Geismar 1 to start up in late 2014 and Geismar 2 in early 2016. Beyond our own capacity additions in Geismar, there is a modest level of new capacity expected to come on stream over the next few years outside of China. We expect that production from new capacity in China will be consumed in that country and that higher-cost production capacity in China will need to operate in order to satisfy demand growth.

Entering 2014, methanol demand has continued to be healthy, supported by the higher energy price environment. As production from our Geismar projects comes on line, we believe our leadership position in the industry will be strengthened and we will have significant upside potential to cash flows and earnings.

The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

OUR STRATEGY

Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to customers. Our simple, clearly defined strategy – global leadership, low cost and operational excellence – has helped us achieve this objective.

Global Leadership

Global leadership is a key element of our strategy. We are focused on maintaining and enhancing our position as the major producer and supplier in the global methanol industry, enhancing our ability to cost-effectively deliver methanol to customers and supporting both traditional and energy-related global methanol demand growth.

6	Methanex Corporation ■ Annual Report 2013

We are the leading producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our 2013 sales volumes of 8.0 million tonnes represented approximately 15% of global methanol demand. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are used in each major market as the basis of pricing for most of our customer contracts.

The geographically diverse locations of our production sites allow us to deliver methanol cost-effectively to customers in all major global markets, while investments in global distribution and supply infrastructure, which include a dedicated fleet of ocean-going vessels and terminal capacity within all major international markets, enable us to enhance value to customers by providing reliable and secure supply.

A key component of our global leadership strategy is to strengthen our asset position. Our 2013 debottlenecking and plant restart initiatives in New Zealand and Canada, along with our Geismar relocation projects, will enable us to reach 8 million tonnes of operating capacity by early 2016. Our Chile operations are currently operating at less than full capacity and provide further potential operating capacity.

After idling our Chile operations during the southern hemisphere winter as a result of insufficient natural gas feedstock, we restarted the Chile I facility in September 2013. We are continuing to work with gas suppliers in Chile and Argentina to secure sufficient natural gas to sustain our operations through the upcoming southern hemisphere winter.

Another key component of our global leadership strategy is our ability to supplement methanol production with methanol purchased from third parties to give us flexibility in our supply chain and continue to meet customer commitments. We purchase methanol through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply.

The Asia Pacific region continues to lead global methanol demand growth and we have invested in and developed our presence in this important region. We have storage capacity in China, South Korea and Japan that allows us to cost-effectively manage supply to customers and we have offices in Hong Kong, Shanghai, Beijing, Seoul and Tokyo to enhance customer service and industry positioning in the region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol markets in China and other Asian countries. Our expanding presence in Asia has also helped us identify several opportunities to support the development of applications for methanol in the energy-related sector.

Low Cost

A low cost structure is an important competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by a drive to improve our cost structure, expand margins and create value for shareholders. The most significant components of total costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

Our production facilities in New Zealand, Trinidad and Egypt are well located to supply global methanol markets and are underpinned by natural gas purchase agreements where the natural gas price varies with methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle.

In January 2013, we entered into a 10-year agreement to purchase all of the natural gas required for the first methanol plant we are relocating to Geismar, Louisiana. The agreement is also structured so that the natural gas price varies with methanol prices and will enable the project to be profitable across a broad range of methanol prices. We have a 0.6 million tonne facility located in Medicine Hat, Alberta, and we believe that the long-term natural gas dynamics in North America will support the long-term operation of this facility.

The cost to distribute methanol from production locations to customers is also a significant component of total operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet and taking advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

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Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in manufacturing and supply chain processes, marketing and sales, human resources, corporate governance practices and financial management.

To differentiate ourselves from competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. We have a commitment to Responsible Care (a risk-minimization approach developed by the Chemistry Industry Association of Canada) and we use it as the umbrella under which we manage issues related to health, safety, the environment, community involvement, social responsibility, sustainability, security and emergency preparedness at each of our facilities and locations. We believe a commitment to Responsible Care helps us reduce the likelihood of unplanned events and achieve an excellent overall environmental and safety record.

Product stewardship is a vital component of a Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards. We readily share technical and safety expertise with key stakeholders, including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry associations, seminars and conferences, and online education initiatives.

As a natural extension of the Responsible Care ethic, we have a Social Responsibility Policy that aligns corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

Our strategy of operational excellence also includes the financial management of the Company. We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. We have an undrawn $400 million credit facility provided by highly rated financial institutions that expires in late-2016. At December 31, 2013, we had a strong balance sheet with a cash balance of over $700 million. We believe we are well positioned to meet our financial commitments, continue investing to grow the Company and return excess cash to shareholders.

FINANCIAL HIGHLIGHTS

($ Millions, except as noted)	2013	2012
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	4,344	4,071
Sales volumes (thousands of tonnes):
Methanex-produced methanol (attributable to Methanex shareholders)	4,304	4,039
Purchased methanol	2,715	2,565
Commission sales	972	855
Total sales volumes[1]	7,991	7,459
Methanex average non-discounted posted price ($ per tonne) [2]	507	443
Average realized price ($ per tonne)[3]	441	382
Revenue	3,024	2,543
Adjusted EBITDA[4]	736	429
Cash flows from operating activities	586	416
Adjusted net income [4]	471	180
Net income (loss) (attributable to Methanex shareholders)	329	(68)
Adjusted net income per common share ($ per share)4 5	4.88	1.90
Basic net income (loss) per common share ($ per share)	3.46	(0.73)
Diluted net income (loss) per common share ($ per share)	3.41	(0.73)
Common share information (millions of shares):
Weighted average number of common shares	95	94
Diluted weighted average number of common shares	96	94
Number of common shares outstanding, end of period	96	94

1	Methanex-produced methanol includes volumes produced by Chile using natural gas supplied from Argentina under a tolling arrangement. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and the portion of the Egypt methanol facility that we do not own.

[2]

Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]

Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue but including an amount representing our share of Atlas revenue, divided by the total sales volumes of Methanex-produced (attributable to Methanex shareholders) and purchased methanol.

[4]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 33 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[5]

For the year ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted net income per common share (attributable to Methanex shareholders), stock options have been included in the denominator and the diluted weighted average number of common shares outstanding for the year ended December 31, 2012 is 95 million.

8	Methanex Corporation ■ Annual Report 2013

PRODUCTION SUMMARY

The following table details the annual production capacity and actual production of our facilities in 2013 and 2012:

(Thousands of tonnes)	Annual production capacity[1]	2013	2012
New Zealand[2]	2,430	1,419	1,108
Atlas (Trinidad) (63.1% interest)	1,125	971	826
Titan (Trinidad)	875	651	786
Egypt (50% interest)[3]	630	623	557
Medicine Hat (Canada)	560	476	481
Chile I and IV	1,720	204	313
Geismar 1 and 2, (Louisiana, USA)[4]	–	–	–
	7,340	4,344	4,071

[1]

Annual production capacity includes only those facilities which are currently capable of operating, assuming access to natural gas feedstock. We use the term operating capacity to exclude any portion of an asset that is underutilized due to a lack of natural gas feedstock over a prolonged period of time. Our current operating capacity is approximately 6.0 million tonnes, including 0.4 million tonnes related to our Chile operations. The annual production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than annual production capacity due to a number of factors, including natural gas composition or the age of the facility’s catalyst.

[2]	The annual production capacity of New Zealand represents the two facilities at Motunui and the Waitara Valley facility (refer to the New Zealand section below).

[3]	On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt facility. Production figures prior to December 9, 2013 reflect a 60% interest.

[4]	We are relocating two idle Chile facilities to Geismar, Louisiana and are targeting to be producing methanol from Geismar 1 in late 2014 and Geismar 2 by early 2016.

New Zealand

In New Zealand, we produced 1.4 million tonnes of methanol in 2013 compared with 1.1 million tonnes in 2012. During 2013, we restarted the 0.5 million tonne Waitara Valley facility and completed a debottlenecking project at the Motunui facilities. Since completing a major refurbishment of the Motunui 2 facility in December 2013, our New Zealand site is able to produce at its annual production capacity of 2.4 million tonnes, depending on natural gas composition. Our New Zealand facilities are ideally situated to supply the growing Asia Pacific market.

We have entered into several natural gas purchase agreements with various suppliers to underpin the future operation of our New Zealand operations. Each natural gas purchase agreement has base and variable components, where the gas price varies with methanol prices.

Trinidad

Our equity ownership of methanol facilities in Trinidad represents 2.0 million tonnes of competitive-cost annual capacity. The Titan and Atlas facilities in Trinidad are well located to supply global methanol markets and are underpinned by natural gas purchase agreements that expire in 2014 and 2024, respectively, where the natural gas price varies with methanol prices. These facilities produced a total of 1.6 million tonnes in each of 2013 and 2012. Production from these facilities in 2013 was impacted by a planned maintenance turnaround at the Titan facility, unplanned outages and natural gas restrictions.

During 2012 and 2013, we experienced some natural gas curtailments to our Trinidad facilities due to a mismatch between upstream commitments to supply. The National Gas Company of Trinidad and Tobago Limited (NGC) and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to the Trinidad site. Refer to the Risk Factors and Risk Management – Trinidad section on page 23 for more information.

Egypt

We operate a 1.26 million tonne per year methanol facility in Egypt and have marketing rights for 100% of the production. On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility to Arab Petroleum Investments Corporation (APICORP) for $110 million. Production from this facility attributable to Methanex reflects a 50% equity interest after December 9, 2013.

The Egypt methanol facility is well located to supply European and Asia Pacific methanol markets and is underpinned by a natural gas purchase agreement where the gas price varies with methanol prices. The facility produced 1.0 million tonnes in 2013 on a 100% basis (Methanex share 0.6 million tonnes) compared with 0.9 million tonnes (Methanex share 0.6 million tonnes) in 2012. Production from the Egypt facility during 2013 was lower than capacity, primarily due to natural gas supply restrictions and some minor unplanned outages. Refer to the Risk Factors and Risk Management – Egypt section on page 23 for more information.

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Canada

The Medicine Hat facility produced 0.5 million tonnes in each of 2012 and 2013. During September 2013, we completed a debottlenecking project at the Medicine Hat facility that increased its annual production capacity by 0.1 million tonnes to 0.6 million tonnes. The Medicine Hat facility experienced an unplanned outage during the fourth quarter of 2013 which resulted in lost production of approximately 50,000 tonnes.

Chile

During 2012 and 2013, we operated our Chile methanol facilities significantly below annual production capacity due to insufficient natural gas feedstock.

In 2007, our natural gas suppliers from Argentina curtailed all gas supplied to our plants in Chile pursuant to long-term gas supply agreements. Under the existing circumstances, we do not expect to receive any further natural gas supply from Argentina under those long-term gas supply agreements. However, during 2013 we received some natural gas from Argentina pursuant to a tolling agreement whereby the natural gas received is converted into methanol and then re-delivered to Argentina. Approximately 45% of the Chile production during 2013 was produced using natural gas supplied from Argentina under this arrangement.

Over the past few years, investments have been made by us and others to accelerate the exploration and development of natural gas in southern Chile. However, the potential for a significant increase in gas production remains challenging. We are continuing to work with gas suppliers in Chile and Argentina to secure sufficient natural gas to sustain our operations, and while the continued operation of the Chile plant through the 2014 southern hemisphere winter is possible, it is dependent on the availability of natural gas in southern Chile.

Refer to the Risk Factors and Risk Management – Chile section on page 24 for more information.

United States

We are relocating two methanol plants from Chile to Geismar, Louisiana. During the fourth quarter of 2013, we reached an important milestone with all of the major equipment pieces for Geismar 1 now on site in Louisiana. We are targeting to be producing methanol from the 1.0 million tonne Geismar 1 facility in late 2014 and from the 1.0 million tonne Geismar 2 facility in early 2016.

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment – the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA (refer to the Supplemental Non-GAAP Measures section on page 33 for a description of Adjusted EBITDA and a reconciliation to the most comparable GAAP measure), mark-to-market impact of share-based compensation, depreciation and amortization, write-off of oil and gas rights, Geismar project relocation expenses and charges, asset impairment charges, finance costs, finance income and other expenses, and income taxes.

In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and resell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales

10	Methanex Corporation ■ Annual Report 2013

together, excluding commission sales volumes. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE

The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume, plus the difference from period to period in commission revenue.

CASH COSTS

The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME

The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volumes, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

On December 9, 2013, we completed the sale of a 10% equity interest in the Egypt methanol facility. At December 31, 2013, we own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interests in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amount associated with the other investors’ non-controlling interests.

FINANCIAL RESULTS

For the year ended December 31, 2013, we reported Adjusted EBITDA of $736 million and Adjusted net income of $471 million ($4.88 per share on a diluted basis), compared with Adjusted EBITDA of $429 million and Adjusted net income of $180 million ($1.90 per share on a diluted basis) for the year ended December 31, 2012.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas (63.1% interest) and Egypt (50% interest as of December 9, 2013) facilities and by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price and items that are considered by management to be non-operational. Refer to the Supplemental Non-GAAP Measures section on page 33 for further discussion on how we calculate these measures.

During 2013, we recorded a non-cash before-tax write-off of $25 million ($19 million after-tax) related to certain oil and gas exploration properties in New Zealand and Chile and a before-tax $34 million charge to earnings related to Geismar project relocation expenses ($22 million after-tax). During 2012, we recorded a non-cash before-tax asset impairment charge of $297 million ($193 million after-tax) related to the carrying value of our Chile assets and a before-tax $65 million charge to earnings related to Geismar project relocation expenses

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and charges ($41 million after-tax). Including these items and the mark-to-market impact of share-based compensation, we reported net income attributable to Methanex shareholders for the year ended December 31, 2013 of $329 million ($3.41 income per share on a diluted basis) compared with a net loss attributable to Methanex shareholders for the year ended December 31, 2012 of $68 million ($0.73 loss per share on a diluted basis).

A reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share is as follows:

($ Millions, except number of shares and per share amounts)	2013	2012
Net income (loss) attributable to Methanex shareholders	$329	$(68)
Mark-to-market impact of share-based compensation, net of tax	101	14
Write-off of oil and gas rights, net of tax	19	–
Geismar project relocation expenses and charges, net of tax	22	41
Asset impairment charge, net of tax	–	193
Adjusted net income[1]	$471	$180
Diluted weighted average shares outstanding (millions)	96	94
Adjusted net income per common share1 2	$4.88	$1.90

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 33 for a description of the non-GAAP measures and a reconciliation to the most comparable GAAP measures.

[2]

For the year ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share (attributable to Methanex shareholders), stock options have been included in the denominator and the diluted weighted average number of common shares for the year ended December 31, 2012 is 95 million.

A summary of our consolidated statements of income for 2013 and 2012 is as follows:

($ Millions)	2013	2012
Consolidated statements of income:
Revenue	$3,024	$2,543
Cost of sales and operating expenses, excluding mark-to-market impact of share-based compensation	(2,267)	(2,075)
Adjusted EBITDA of associate (Atlas)[1]	68	34
	825	502
Comprised of:
Adjusted EBITDA (attributable to Methanex shareholders)[2]	736	429
Amounts attributable to non-controlling interests	89	73
	825	502
Mark-to-market impact of share-based compensation	(110)	(16)
Geismar project relocation expenses and charges	(34)	(65)
Asset impairment charge	–	(297)
Write-off of oil & gas rights	(25)	–
Depreciation and amortization	(123)	(149)
Earnings of associate, excluding amount included in Adjusted EBITDA	(38)	(34)
Finance costs	(57)	(61)
Finance income and other expenses	5	1
Income tax recovery (expense)	(66)	85
Net income (loss)	$377	$(34)
Net income (loss) attributable to Methanex shareholders	$329	$(68)

[1]

Earnings of associate has been divided into an amount included in Adjusted EBITDA and an amount excluded from Adjusted EBITDA. The amount excluded from Adjusted EBITDA represents depreciation and amortization, finance costs, finance income and other expenses and income tax expense relating to earnings of associate.

[2]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 33 for a description of the non-GAAP measures and a reconciliation to the most comparable GAAP measures.

12	Methanex Corporation ■ Annual Report 2013

Revenue

There are many factors that impact our global and regional revenue levels. The methanol business is a global commodity industry affected by supply and demand fundamentals. Due to the diversity of the end products in which methanol is used, demand for methanol largely depends upon levels of industrial production, energy prices and changes in general economic conditions, which can vary across the major international methanol markets. Our total sales volumes and average realized price increased in 2013 and this resulted in revenue of $3.0 billion for 2013 compared with $2.5 billion in 2012.

Demand for methanol grew by 8% or 4 million tonnes in 2013, leading to global methanol demand of approximately 55 million tonnes, excluding methanol demand from integrated methanol-to-olefins facilities. The increase in demand was driven by strong growth in energy-related applications and steady growth in traditional derivatives.

In comparison to this demand growth there was a modest level of new industry supply additions outside of China in 2013. We increased our operating capacity by up to 1.0 million tonnes in 2013 and other industry additions included the restart of a 0.8 million tonne facility in Texas and a 0.7 million tonne plant start-up in Azerbaijan which is expected to start exporting methanol in 2014. New production from supply additions inside China was consumed in that country as China continued to be a significant net importer of methanol.

Throughout 2013, industry supply was constrained by planned and unplanned outages and natural gas restrictions and this, in combination with strong demand growth, led to tight market conditions and a steady increase in pricing. Our average realized price for 2013 was $441 per tonne compared with $382 per tonne in 2012.

The methanol industry is highly competitive and prices are affected by supply and demand fundamentals. We publish regional non-discounted reference prices for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts use published Methanex reference prices as a basis for pricing, and we offer discounts to customers based on various factors. Our average non-discounted published reference price for 2013 was $507 per tonne compared with $443 per tonne in 2012.

Methanex Corporation ■ Annual Report 2013	13

Distribution of Revenue

The geographic distribution of revenue by customer location for 2013 was similar to 2012. Details are as follows:

($ Millions, except where noted)	2013		2012
Canada	$214	7%	$180	7%
United States	474	16%	432	17%
Europe	925	31%	772	31%
China	378	12%	409	16%
South Korea	397	13%	286	11%
Other Asia	249	8%	189	7%
Latin America	387	13%	275	11%
	$3,024	100%	$2,543	100%

Adjusted EBITDA (Attributable to Methanex Shareholders)

2013 Adjusted EBITDA was $736 million compared with $429 million in 2012, an increase of $307 million. The key drivers of changes in our Adjusted EBITDA are average realized price, sales volume and cash costs as described below (refer to the How We Analyze Our Business section on page 10 for more information).

($ Millions)	2013 VS. 2012
Average realized price	$423
Sales volume	32
Total cash costs	(148)
Increase in Adjusted EBITDA	$307

Average Realized Price

Our average realized price for the year ended December 31, 2013 was $441 per tonne compared with $382 per tonne for 2012, and this increased Adjusted EBITDA by $423 million (refer to the Revenue section on page 13 for more information).

Sales Volumes

Methanol sales volumes, excluding commission sales volumes, for the year ended December 31, 2013 were 415,000 tonnes higher than in 2012, and this increased Adjusted EBITDA by $32 million. Including commission sales volumes from the Atlas and Egypt facilities, our total methanol sales volumes were 8.0 million tonnes in 2013, 0.5 million tonnes higher than in 2012, primarily due to increased production volumes from our New Zealand facilities.

Total Cash Costs

The primary drivers of changes in our total cash costs are changes in the cost of methanol we produce at our facilities (Methanex-produced methanol) and changes in the cost of methanol we purchase from others (purchased methanol). All of our production facilities except Medicine Hat and Chile are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets.

We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

14	Methanex Corporation ■ Annual Report 2013

The changes in our total cash costs for 2013 compared with 2012 were due to the following:

($ Millions)	2013 VS. 2012
Methanex-produced methanol costs	$(62)
Purchased methanol costs	(138)
Logistics costs	38
Other, net	14
Increase in total cash costs	$(148)

Methanex-Produced Methanol Costs

Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for the New Zealand, Trinidad and Egypt methanol facilities under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to the price of methanol to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe these pricing relationships enable each facility to be competitive throughout the methanol price cycle. Methanex-produced methanol costs were higher in 2013 compared with 2012 by $62 million, primarily due to the impact of higher realized methanol prices on our natural gas costs and a change in the mix of production sold from inventory. For additional information regarding our natural gas supply agreements refer to the Summary of Contractual Obligations and Commercial Commitments section on page 20.

Purchased Methanol Costs

A key element of our corporate strategy is global leadership and, as such, we have built a leading market position in each of the major global markets where methanol is sold. We supplement our production with purchased methanol through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. In structuring purchase agreements, we look for opportunities that provide synergies with our existing supply chain that allow us to purchase methanol in the lowest-cost region. The cost of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. As a result of higher methanol prices in 2013 and the timing of purchases, the cost of purchased methanol per tonne increased and this decreased Adjusted EBITDA by $138 million compared with 2012.

Logistics costs

Our investment in global distribution and supply infrastructure includes a dedicated fleet of ocean-going vessels. We utilize these vessels to enhance value to customers by providing reliable and secure supply and to optimize supply chain costs overall, including through third-party backhaul arrangements when available. Logistics costs can also vary from period to period depending on the levels of production from each of our production facilities and the resulting impact on our supply chain. For the year ended December 31, 2013 compared with 2012, ocean freight and other logistics costs were lower by $38 million. The savings resulted from the completion of several initiatives that have reduced logistics costs, an improvement in the efficiency of our supply chain as well as an increase in third-party backhaul opportunities for our ocean-going vessels that reduces the net logistics cost of a round-trip voyage.

Other, Net

We have commenced the process of building a manufacturing organization in Geismar, Louisiana. Under IFRS, costs incurred related to organizational build-up are not eligible for capitalization and are charged directly to earnings as incurred. During 2013, we incurred approximately $7 million of Geismar organizational build-up costs and the remaining organizational build-up costs are estimated to be $25 million. The remaining change in other, net relates to an insurance settlement recorded in 2013 and the impact of a restructuring of our Chile operations completed in 2012.

Mark-to-Market Impact of Share-Based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all the share-based

Methanex Corporation ■ Annual Report 2013	15

awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

($ Millions, except as noted)	2013	2012
Methanex Corporation share price[1]	$59.24	$31.87
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	21	20
Mark-to-market impact due to change in share price	110	16
Total share-based compensation expense	$131	$36

[1]	US dollar share price of Methanex Corporation as quoted on NASDAQ Global Market on the last trading day of the respective period.

For stock options, the cost is measured based on an estimate of the fair value at the date of grant using the Black-Scholes option pricing model, and this grant-date fair value is recognized as compensation expense over the related vesting period with no subsequent re-measurement in fair value. Accordingly, share-based compensation expense associated with stock options will not vary significantly from period to period.

Share appreciation rights (SARs) and tandem share appreciation rights (TSARs) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. The fair values of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company’s common shares on the last trading day of each quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares on the last trading day of each quarter.

The Methanex Corporation share price increased from $31.87 per share at December 31, 2012 to $59.24 per share at December 31, 2013. As a result of the increase in the share price and the resulting impact on the fair value of the outstanding units, we recorded a $110 million mark-to-market expense related to share-based compensation during 2013.

Geismar Project Relocation Expenses and Charges

In April 2013, we reached a final investment decision to proceed with the project to relocate a second Chile facility to Geismar, Louisiana. The Geismar 2 project is expected to add 1.0 million tonnes of operating capacity and is targeted to be operational in early 2016. Under IFRS, certain costs associated with relocating an asset are not eligible for capitalization and are required to be charged directly to earnings. During 2013, we charged $34 million ($22 million after-tax) of Geismar project relocation expenses directly to earnings. During 2012, we charged $65 million ($41 million after-tax) of Geismar project relocation expenses directly to earnings in relation to the Geismar 1 project.

Write-off of Oil and Gas Rights

Over the past few years, we have participated with international oil and gas companies in exploration activities in southern Chile and New Zealand. Based on the outlook for natural gas deliveries under certain of these arrangements, we recorded a non-cash $25 million ($19 million after-tax) charge to earnings in 2013 to write off the carrying value of the assets. The only remaining oil and gas activity for the Company relates to a producing property, Dorado Riquelme, in southern Chile.

16	Methanex Corporation ■ Annual Report 2013

Depreciation and Amortization

Depreciation and amortization was $123 million for the year ended December 31, 2013 compared with $149 million for the same period in 2012. The decrease in depreciation and amortization in 2013 compared with 2012 is primarily as a result of the lower carrying value of our Chile assets due to the asset impairment charge recorded in 2012.

Finance Costs

($ Millions)	2013	2012
Finance costs before capitalized interest	$65	$63
Less capitalized interest	(8)	(2)
Finance costs	$57	$61

Finance costs before capitalized interest primarily relate to interest expense on the unsecured notes and limited recourse debt facilities. Capitalized interest in 2013 and 2012 relate to interest costs capitalized for the Geismar projects.

Finance Income and Other Expenses

Finance income and other expenses were $5 million and $1 million, respectively, for the years ended December 31, 2013 and 2012. The change in finance income and other expenses in 2013 compared with 2012 is primarily related to the impact of changes in foreign exchange rates.

Income Taxes

A summary of our income taxes for 2013 compared with 2012 is as follows:

($ Millions, except where noted)	2013		2012

	Net income	Adjusted net income [1]	Net income	Adjusted net income [1]
Amount before income tax	$443	$562	$(119)	$217
Income tax recovery (expense)	(66)	(91)	85	(37)
Amount after income tax	$377	$471	$(34)	$180
Effective tax rate	15%	16%	71%	17%

[1]

This item is a non-GAAP measure that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures on page 33 for a description of the non-GAAP measure and reconciliation to the most comparable GAAP measure.

The effective tax rate related to Adjusted net income was 16% for the year ended December 31, 2013 compared with 17% for the year ended December 31, 2012.

We earn the majority of our pre-tax earnings in New Zealand, Trinidad, Egypt, Canada and Chile. In Trinidad and Chile, the statutory tax rate is 35%, and in Egypt, the statutory tax rate is 25%. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore not included in total income taxes. The statutory rates in Canada and New Zealand are 26% and 28%, respectively. As of December 31, 2013, we have used substantially all previously unrecognized tax benefits in Canada and New Zealand, and as a result, the effective tax rates expected to be realized in these jurisdictions in future periods will more closely reflect their statutory rates.

In Chile, the tax rate consists of a first-tier tax that is payable when income is earned and a second-tier tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of Chile’s current income tax expense to total income tax expense is dependent on the level of cash distributed from Chile.

For additional information regarding income taxes, refer to note 15 of our 2013 consolidated financial statements.

Methanex Corporation ■ Annual Report 2013	17

LIQUIDITY AND CAPITAL RESOURCES

A summary of our consolidated statements of cash flows is as follows:

($ Millions)	2013	2012
Cash flows from operating activities:
Cash flows from operating activities before changes in non-cash working capital[1]	$653	$404
Changes in non-cash working capital	(67)	12
	586	416
Cash flows from financing activities:
Dividend payments	(75)	(68)
Interest paid, including interest rate swap settlements	(55)	(60)
Net proceeds on issue of long-term debt	10	590
Repayment of long-term debt and limited recourse debt	(40)	(236)
Sale of partial interest in subsidiary	110	–
Other	(4)	(48)
	(54)	178
Cash flows from investing activities:
Property, plant and equipment	(269)	(114)
Geismar plants under construction	(309)	(74)
Other assets	(16)	(23)
Changes in non-cash working capital relating to investing activities	68	3
	(526)	(208)
Increase in cash and cash equivalents	6	386
Cash and cash equivalents, end of year	$733	$727

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 33 for a description of the non-GAAP measures and a reconciliation to the most comparable GAAP measures.

Cash Flow Highlights

Cash Flows from Operating Activities

Cash flows from operating activities for the year ended December 31, 2013 were $586 million compared with $416 million for 2012. The increase in cash flows from operating activities is primarily due to higher net income, after excluding depreciation and amortization, share-based compensation expense, Geismar project relocation non-cash charges, oil and gas write-offs, asset impairment charges and finance costs, and changes in non-cash working capital. The following table provides a summary of these items for 2013 and 2012:

($ Millions)	2013	2012
Net income (loss)	$377	$(34)
Add (deduct) loss (earnings) of associate	(31)	–
Add (deduct) non-cash items:
Depreciation and amortization	123	149
Share-based compensation expense	131	36
Geismar project relocation non-cash charges	–	25
Oil and gas write-off, net of tax	19	–
Asset impairment charge, net of tax	–	193
Finance costs	56	61
Other	(22)	(26)
Cash flows from operating activities before changes in non-cash working capital	653	404
Changes in non-cash working capital:
Trade and other receivables	(117)	(43)
Inventories	(57)	18
Prepaid expenses	5	(3)
Accounts payable and accrued liabilities, including long-term payables	102	40
	(67)	12
Cash flows from operating activities	$586	$416

18	Methanex Corporation ■ Annual Report 2013

For a discussion of the changes in net income (loss), depreciation and amortization, share-based compensation expense, Geismar project relocation non-cash charges, oil and gas write-offs, asset impairment charges and finance costs, refer to the analysis of our financial results on page 11.

Changes in non-cash working capital decreased cash flows from operating activities by $67 million for the year ended December 31, 2013, compared with an increase of $12 million for the year ended December 31, 2012. Trade and other receivables increased in 2013 and this decreased cash flows from operating activities by $117 million, primarily due to the impact on customer receivables from higher sales volumes and a higher average realized methanol price in the fourth quarter of 2013. Inventories increased primarily due to the impact of a higher methanol price on Methanex-produced methanol costs and purchased product costs, and this decreased cash flows from operating activities by $57 million. Accounts payable and accrued liabilities, including long-term payables, increased cash flows from operating activities by $102 million, primarily due to the impact of higher methanol prices on natural gas supply payables and higher costs for purchased methanol.

Cash Flows from Financing Activities

During 2013, we increased our regular quarterly dividend by 8% to $0.20 per share, beginning with the dividend payable on June 30, 2013. Total dividend payments in 2013 were $75 million compared with $68 million in 2012 and total interest payments in 2013 including interest rate swap settlements were $55 million compared with $60 million in 2012.

During 2013, we sold a 10% equity interest in the Egypt methanol facility to APICORP for $110 million and repaid $40 million on the limited recourse debt facilities. In 2012, we issued two separate tranches of unsecured notes for net proceeds of $590 million and repaid $236 million of unsecured notes and other limited recourse debt.

Cash Flows from Investing Activities

We are in the process of relocating two methanol plants from Chile to Geismar, Louisiana. During 2013, we incurred capital expenditures of $309 million related to these projects and the remaining budgeted capital expenditures are $635 million. Other capital expenditures during 2013 of $269 million were primarily related to the restart of our Waitara Valley facility, debottlenecking projects in New Zealand and Medicine Hat, the major refurbishment of the Motunui 2 facility and a planned turnaround at the Titan facility.

Liquidity and Capitalization

Our objectives in managing liquidity and capital are to provide financial capacity and flexibility to meet our strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk and to return excess cash through a combination of dividends and share repurchases.

The following table provides information on our liquidity and capitalization position as at December 31, 2013 and December 31, 2012:

($ Millions, except where noted)	2013	2012
Liquidity:
Cash and cash equivalents	$733	$727
Undrawn credit facilities	400	400
Total liquidity	1,133	1,127
Capitalization:
Unsecured notes	741	739
Limited recourse debt facilities, including current portion	427	455
Total debt	1,168	1,194
Non-controlling interest	248	188
Shareholders’ equity	1,658	1,290
Total capitalization	$3,074	$2,672
Total debt to capitalization[1]	38%	45%
Net debt to capitalization[2]	19%	24%

[1]	Defined as total debt (including 100% of Egypt limited recourse debt facilities) divided by total capitalization.

[2]	Defined as total debt (including 100% of Egypt limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

Methanex Corporation ■ Annual Report 2013	19

We manage our liquidity and capital structure and make adjustments to it in light of changes to economic conditions, the underlying risks inherent in our operations and the capital requirements to maintain and grow our business. The strategies we employ include the issue or repayment of general corporate debt, the issue of project debt, the issue of equity, the payment of dividends and the repurchase of shares.

We are not subject to any statutory capital requirements and have no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options and tandem share appreciation rights.

We operate in a highly competitive commodity industry and believe that it is appropriate to maintain a conservative balance sheet and retain financial flexibility. At December 31, 2013, we had a strong balance sheet with a cash balance of $733 million, including $59 million relating to the non-controlling interest in Egypt, and a $400 million undrawn credit facility. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

At December 31, 2013, our long-term debt obligations included $750 million in unsecured notes ($150 million that matures in 2015, $350 million that matures in 2019 and $250 million that matures in 2022), $404 million related to the Egypt limited recourse debt facilities (100% basis) and $23 million of other limited recourse debt.

We have covenant and default provisions under our long-term debt obligations and we also have certain covenants that could restrict access to the credit facility. At December 31, 2013, management believes the Company was in compliance with all significant terms and default provisions related to its long-term debt obligations.

Our planned capital maintenance expenditure program directed towards maintenance, turnarounds and catalyst changes for existing operations is currently estimated to total approximately $70 million to the end of 2014. We are relocating two methanol plants from our Chile site to Geismar, Louisiana. During 2013, capital expenditures related to the Geismar projects were $309 million, excluding capitalized interest. The remaining budgeted capital expenditures related to the Geismar projects are $635 million, excluding capitalized interest.

We believe we are well positioned to meet our financial commitments, invest to grow the Company and continue to deliver on our commitment to return excess cash to shareholders.

Summary of Contractual Obligations and Commercial Commitments

A summary of the estimated amount and estimated timing of cash flows related to our contractual obligations and commercial commitments as at December 31, 2013 is as follows:

($ Millions)	2014	2015-2016	2017-2018	After 2018	Total
Long-term debt repayments	$42	$250	$97	$799	$1,188
Long-term debt interest obligations	54	76	71	75	276
Repayments of other long-term liabilities	74	137	11	50	272
Natural gas and other	279	362	127	684	1,452
Operating lease commitments	132	234	254	900	1,520
	$581	$1,059	$560	$2,508	$4,708

Long-Term Debt Repayments and Interest Obligations

We have $150 million of unsecured notes that mature in 2015, $350 million of unsecured notes that mature in 2019 and $250 million of unsecured notes that mature in 2022. The remaining debt repayments represent the total expected principal repayments relating to the Egypt project debt and other limited recourse debt. Interest obligations related to variable interest rate long-term debt were estimated using current interest rates in effect at December 31, 2013. For additional information, refer to note 8 of our 2013 consolidated financial statements.

Repayments of Other Long-Term Liabilities

Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, we have estimated the timing of repayment based on management’s expectations.

20	Methanex Corporation ■ Annual Report 2013

Natural Gas and Other

We have commitments under take-or-pay contracts to purchase natural gas and to pay for transportation capacity related to this natural gas. We also have take-or-pay contracts to purchase oxygen and other feedstock requirements in Trinidad. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table represent only the minimum take-or-pay quantity.

The natural gas supply contracts for our facilities in New Zealand, Trinidad, Egypt and, commencing on the date of commercial operations, Geismar 1, are take-or-pay contracts denominated in United States dollars and include base and variable price components to reduce our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula related to methanol prices above a certain level. We believe these pricing relationships enable these facilities to be competitive at all points in the methanol price cycle and provides gas suppliers with attractive returns. The amounts disclosed in the table for these contracts represent only the base price component.

We have a program in place to purchase natural gas on the Alberta gas market to support the Medicine Hat facility and we believe that the long-term natural gas dynamics in North America will support the long-term operation of this facility. In the above table, we have included natural gas commitments at the contractual volumes and prices.

The above table does not include costs for planned capital maintenance or expansion expenditures or any obligations with original maturities of less than one year.

We have supply contracts that expire between 2017 and 2025 with Argentinean suppliers for natural gas sourced from Argentina for a significant portion of the capacity of our facilities in Chile. We have excluded these potential purchase obligations from the table above. Since June 2007, our natural gas suppliers from Argentina have curtailed all gas supply to our plants in Chile under these arrangements. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina under these arrangements.

We also have contracts with ENAP to supply natural gas to produce approximately 0.8 million tonnes of methanol at our facilities in Chile. Over the last few years, deliveries from ENAP have been declining and ENAP has delivered significantly less than the full amount of natural gas that it was obligated to deliver under these contracts. We have excluded the potential purchase obligations from the table above.

We have marketing rights for 100% of the production from our jointly owned Atlas and Egypt plants which results in purchase commitments of an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. At December 31, 2013, we also have methanol purchase commitments with other suppliers under contracts for approximately 1.0 million tonnes for 2014 and a total of 1.8 million tonnes thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the above table.

Operating Lease Commitments

The majority of these commitments relate to time charter vessel agreements with terms of up to 15 years. Time charter vessels typically meet most of our ocean-shipping requirements. During 2013, we entered into six new time charter agreements relating to vessels that will be delivered in 2016 and these commitments are included in the table above.

Off-Balance Sheet Arrangements

At December 31, 2013, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. From time to time, we enter into derivative financial instruments to limit our exposure to commodity price, foreign exchange and variable interest rate volatility and to contribute towards achieving cost structure and revenue targets. Until settled, the fair value of derivative financial instruments will fluctuate based on changes in

Methanex Corporation ■ Annual Report 2013	21

commodity prices, foreign exchange rates and variable interest rates. Derivative financial instruments are classified as held-for-trading and are recorded on the consolidated statements of financial position at fair value unless exempted. Changes in fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The following table shows the carrying value of each of our categories of financial assets and liabilities and the related balance sheet item as at December 31, 2013 and December 31, 2012:

($ Millions)	2013	2012
Financial assets:
Financial assets held-for-trading:
Derivative instruments designated as cash flow hedges[2]	–	–
Loans and receivables:
Cash and cash equivalents	$733	$727
Trade and other receivables, excluding tax receivable	524	402
Project financing reserve accounts included in other assets	45	42
Total financial assets[1]	$1,302	$1,171
Financial liabilities:
Other financial liabilities:
Trade, other payables and accrued liabilities, excluding tax payable	$581	$365
Deferred gas payables included in other long-term liabilities	74	83
Long-term debt, including current portion	1,168	1,194
Financial liabilities held-for-trading:
Derivative instruments designated as cash flow hedges[2]	20	33
Total financial liabilities	$1,843	$1,675

[1]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

[2]

The euro and New Zealand foreign currency hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

At December 31, 2013, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of held-for-trading derivative financial instruments, which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. We have entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. These interest rate swaps had outstanding notional amounts of $315 million as at December 31, 2013. The notional amount decreases over the expected repayment of the Egypt limited recourse debt facilities. At December 31, 2013, these interest rate swap contracts had a negative fair value of $20 million (December 31, 2012 – negative $33 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity.

The Company also designates as cash flow hedges forward exchange contracts to sell euros and buy New Zealand dollars at a fixed US dollar exchange rate. At December 31, 2013, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 106 million euros and buy a notional amount of $7 million New Zealand dollars in exchange for US dollars. The euro contracts had a negative fair value of $0.6 million (2012 – negative fair value of $0.2 million) recorded in trade, other payables and accrued liabilities and the New Zealand dollar contracts had a positive fair value of $0.2 million (2012 – nil) recorded in accounts receivable.

Changes in the fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

RISK FACTORS AND RISK MANAGEMENT

We are subject to risks that require prudent risk management. We believe the following risks, in addition to those described in the Critical Accounting Estimates section on page 30, to be among the most important for understanding the issues that face our business and our approach to risk management.

22	Methanex Corporation ■ Annual Report 2013

Security of Natural Gas Supply and Price

Natural gas is the principal feedstock for producing methanol and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.

New Zealand

We have three plants in New Zealand with a total production capacity of up to 2.4 million tonnes per year, depending on natural gas composition. Two plants are located at Motunui and the third is located at nearby Waitara Valley. We have entered into several agreements with various suppliers to underpin our New Zealand operations with terms that range in length up to 2022. All agreements in New Zealand are take-or-pay agreements and include base and variable price components where the variable price component is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive at all points in the methanol price cycle and provides gas suppliers with attractive returns. Certain of these contracts require the supplier to deliver a minimum amount of natural gas with additional volumes dependent on the success of exploring and developing the related natural gas field.

We continue to pursue opportunities to contract additional natural gas to supply our plants in New Zealand.

The future operation of our New Zealand facilities depends on the ability of our contracted suppliers to meet their commitments and the success of ongoing exploration and development activities in the region. We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that their ongoing exploration and development activities in New Zealand will be successful to enable our operations to operate at capacity and that this will not have an adverse impact on our results of operations and financial condition.

Trinidad

Natural gas for our two methanol production facilities in Trinidad, with our share of total production capacity being 2.0 million tonnes per year, is supplied under take-or-pay contracts with NGC. The contracts for Titan and Atlas expire in 2014 and 2024, respectively, and have base and variable price components where the variable portion is adjusted by a formula related to methanol prices above a certain level. The current Titan gas contract includes an option to extend the contract for a five year period at terms to be agreed. We believe the supply and demand fundamentals for natural gas supply in Trinidad will support the continued operation of this facility, however we cannot provide assurance that we will be able to secure the natural gas on commercially acceptable terms and that this will not have an adverse impact on our results of operations and financial condition.

Since 2011, large industrial consumers in Trinidad, including our Titan and Atlas facilities, have experienced periodic curtailments of natural gas supply due to a mismatch between upstream commitments to supply NGC and downstream demand from NGC’s customers, which becomes apparent when an upstream supplier has a technical issue or planned maintenance that reduces gas delivery. We are engaged with key stakeholders to find a solution to this issue, but in the meantime expect to continue to experience some gas curtailments to our Trinidad facilities. We cannot provide assurance that we will not experience longer or greater than anticipated curtailments due to upstream outages or other issues in Trinidad and that these curtailments will not be material and that this would not have an adverse impact on our results of operations and financial condition.

Egypt

We have a 25-year, take-or-pay natural gas supply agreement for the 1.26 million tonne per year methanol plant in Egypt in which we have a 50% equity interest. The price paid for gas is based on a US dollar base price plus a variable price component that is adjusted by a formula related to methanol prices above a certain level. Under the contract, the gas supplier is obligated to supply, and we are obliged to take or pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, in any year may be received in subsequent years subject to limitations. Natural gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population.

The Egypt facility began experiencing periodic natural gas supply constraints in mid-2012 and since that time has operated below full capacity. Egypt’s government is currently in a transition, which has resulted in ongoing civil unrest, political uncertainty and an adverse

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impact on the country’s economy. We believe that these factors are contributing to constraints in the development of new supplies of natural gas coming to market and an increase in the use of domestically-produced natural gas instead of more expensive imported energy for the purpose of generating domestic electricity. These factors have led to periodic natural gas supply restrictions to the Methanex Egypt facility. This situation may persist in the future and become more acute during the summer months when electricity demand is at its peak. We cannot provide assurance that we will not experience longer or greater than anticipated natural gas restrictions and that this would not have an adverse impact on our results of operations and financial condition.

Canada

We have a program in place to purchase natural gas for the 0.6 million tonnes per year Medicine Hat facility on the Alberta gas market.

The future operation of our Medicine Hat facility depends on methanol industry supply and demand fundamentals and our ability to secure sufficient natural gas on commercially acceptable terms. We cannot provide assurance that we will be able to continue to secure sufficient natural gas for our Medicine Hat facility on commercially acceptable terms and that this will not have an adverse impact on our results of operations and financial condition.

Chile

In June 2007, our natural gas suppliers from Argentina curtailed all gas supplied to our plants in Chile pursuant to our long-term gas supply agreements. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina under those long-term gas supply agreements. However, in March 2013, we began receiving some natural gas from Argentina pursuant to a tolling agreement whereby the natural gas received is converted into methanol and then re-delivered to Argentina.

Since 2007, all of the methanol production at our Chile facilities, other than the natural gas received under the tolling arrangements in 2013, has been produced from natural gas from Chile. While both Methanex and its natural gas suppliers have made significant investments in natural gas exploration and development in southern Chile and there have been new gas discoveries in the region, the potential for a significant increase in gas deliveries to our plants remains challenging.

Entering 2014, we were operating one of the two remaining plants at less than capacity and while the continued operation of the Chile plant through the 2014 southern hemisphere winter is possible, it is dependent on the availability of natural gas in southern Chile.

The future of our Chile operations is primarily dependent on the level of exploration and development in southern Chile and our ability to secure a sustainable natural gas supply to our facilities on economic terms from Chile and Argentina. We cannot provide assurance that we will be able to continue to operate our Chile operations and that this will not have an adverse impact on our results of operations or financial condition.

United States

We are in the process of relocating two idle Chile methanol plants to Geismar, Louisiana. We are targeting to be producing methanol from the 1.0 million tonne Geismar 1 facility in late 2014 and from the 1.0 million tonne Geismar 2 facility in early 2016.

We have secured a 10-year take-or-pay natural gas agreement for the supply of all of Gesimar 1’s natural gas requirements and contractual deliveries and obligations commence on the first date of commercial operations. The price to be paid for the gas is based on a US dollar base price plus a variable price component where the variable price component is adjusted by a formula related to methanol prices above a certain level.

We cannot provide assurance that the facilities will commence commercial operations on the planned dates, that our natural gas supplier for the Geismar 1 plant will supply the contracted gas or that we will be able to secure natural gas for the Geismar 2 plant on commercially acceptable terms. These factors could have an adverse impact on our results of operations and financial condition.

Methanol Price Cyclicality and Methanol Supply and Demand

The methanol business is a highly competitive commodity industry and prices are affected by supply and demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by cyclicality. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase

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their production capacity. Historically, higher-cost plants have been shut down or idled when methanol prices are low, but there can be no assurance that this practice will occur in the future. Demand for methanol largely depends upon levels of global industrial production, changes in general economic conditions and the level of energy prices.

We are not able to predict future methanol supply and demand balances, market conditions, global economic activity, methanol prices or energy prices, all of which are affected by numerous factors beyond our control. Since methanol is the only product we produce and market, a decline in the price of methanol would have an adverse effect on our results of operations and financial condition.

Global Economic Conditions

Volatile global economic conditions over the past few years have added significant risks and uncertainties to our business, including risks and uncertainties related to the global supply and demand for methanol, its impact on methanol prices, changes in capital markets and corresponding effects on our investments, our ability to access existing or future credit and increased risk of defaults by customers, suppliers, insurers and other counterparties. While the demand for methanol grew in 2013 and methanol prices increased, there can be no assurance that future global economic conditions will not have an adverse impact on the methanol industry and that this will not have an adverse impact on our results of operations and financial condition.

Methanol Demand

Demand for Methanol – General

Methanol is a global commodity and customers base their purchasing decisions principally on the delivered price of methanol and reliability of supply. Some of our competitors are not dependent on revenues from a single product and some have greater financial resources than we do. Our competitors also include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions.

Changes in environmental, health and safety laws, regulations or requirements could impact methanol demand. The US Environmental Protection Agency (EPA) is currently evaluating the human health effects of methanol as part of a standard review of chemicals under its Integrated Risk Information System (IRIS), a database of chemical health effects. Methanol is currently unclassified under IRIS. A draft assessment for methanol was released by the EPA in 2010 classifying methanol as “Likely to Be Carcinogenic to Humans.” In 2011, the EPA divided the draft assessment for methanol into cancer and non-cancer assessments. In September 2013, the EPA released the final non-cancer assessment, in which it established the maximum ingestion and inhalation levels for methanol that it claims will not result in adverse health impacts. The timeline for the final cancer assessment remains unknown. We are unable to determine whether the current draft classification will be maintained in the final cancer assessment or if this will lead other government agencies to reclassify methanol. Any reclassification could reduce future methanol demand, which could have an adverse effect on our results of operations and financial condition.

Demand for Methanol in the Production of Formaldehyde

In 2013, methanol demand for the production of formaldehyde represented approximately 32% of global demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used in adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

The current EPA IRIS carcinogenicity classification for formaldehyde is “Likely to Be Carcinogenic to Humans;” however, the EPA is reviewing this classification for formaldehyde as part of a standard review of chemicals. In 2010, the EPA released its draft formaldehyde assessment, proposing formaldehyde as “Known to be Carcinogenic to Humans.” The release of the final assessment of formaldehyde is expected in 2014.

In 2009, the US National Cancer Institute (NCI) published a report on the health effects of occupational exposure to formaldehyde and a possible link to leukemia, multiple myeloma and Hodgkin’s disease. The NCI report concluded that there may be an increased risk of cancers of the blood and bone marrow related to a measure of peak formaldehyde exposure. The NCI report is the first part of an update of the 2004 NCI study that indicated possible links between formaldehyde exposure and nasopharyngeal cancer and leukemia. The International Agency for Research on Cancer also concluded that there is sufficient evidence in humans of a causal association of formaldehyde with

Methanex Corporation ■ Annual Report 2013	25

leukemia. In 2011, the US Department of Health and Human Services’ National Toxicology Program released its 12th Report on Carcinogens, modifying its listing of formaldehyde from “Reasonably Anticipated to be a Human Carcinogen” to “Known to be a Human Carcinogen.”

We are unable to determine at this time if the EPA or other governments or government agencies will reclassify formaldehyde or what limits could be imposed related to formaldehyde emissions in the United States or elsewhere. Any such actions could reduce future methanol demand for use in producing formaldehyde, which could have an adverse effect on our results of operations and financial condition.

Demand for Methanol in the Production of MTBE

In 2013, methanol demand for the production of MTBE represented approximately 11% of global methanol demand. Demand growth has been healthy, particularly in China where there is growing MTBE capacity. MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.

Several years ago, environmental concerns and legislative action related to gasoline leaking into water supplies from underground gasoline storage tanks in the United States resulted in the phase-out of MTBE as a gasoline additive in the United States. We believe that methanol has not been used in the United States to make MTBE for use in domestic fuel blending since 2007. However, approximately 0.7 million tonnes of methanol was used in the United States in 2013 to produce MTBE for export markets. Additionally, the EPA in the United States is preparing an IRIS review of the human health effects of MTBE, including its potential carcinogenicity. The timeline for the final report is currently unknown.

The European Union issued a final risk assessment report on MTBE in 2002 that permitted the continued use of MTBE, although several risk-reduction measures relating to the storage and handling of fuels were recommended. Governmental efforts in recent years in some countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy put competitive pressures on the use of MTBE in gasoline in these countries. However, due to healthy MTBE demand in other countries, particularly in Asia, we have observed methanol demand growth for MTBE production. This increased demand, as well as favourable economics for MTBE, has led many producers with ethyl tertiary-butyl ether (ETBE) capacity to switch to MTBE, if possible.

Although MTBE demand has remained healthy outside of the United States, we cannot provide assurance that further legislation banning or restricting the use of MTBE or promoting alternatives to MTBE will not be passed or that negative public perceptions will not develop outside of the United States, either of which could lead to a decrease in the global demand for methanol for use in MTBE. Declines in demand for methanol for use in MTBE could have an adverse effect on our results of operations and financial condition.

Foreign Operations

A significant portion of our operations and investments are located outside of North America, in New Zealand, Trinidad, Egypt, Chile, Europe and Asia. We are subject to risks inherent in foreign operations such as loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, insurrection, civil unrest, terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations. Many of the foregoing risks related to foreign operations may also exist for our domestic operations in North America.

Because we derive a significant portion of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances.

We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs, capital expenditures and purchases of methanol, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro, the Egyptian pound and the Chinese yuan. We are exposed to increases in the value of these currencies that

26	Methanex Corporation ■ Annual Report 2013

could have the effect of increasing the United States dollar equivalent of cost of sales, operating expenses and capital expenditures. A portion of our revenue is earned in euros, Canadian dollars and Chinese yuan. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in China from any of our producing regions is currently subject to duties ranging from 0% to 5.5%. In 2010, the Chinese Ministry of Commerce investigated allegations made by domestic Chinese producers related to the dumping into China of imported methanol. In December 2010, the Ministry recommended that duties of approximately 9% be imposed on methanol imports from New Zealand, Malaysia and Indonesia for five years starting from December 24, 2010. However, citing special circumstances, the Customs Tariff Commission of the State Council, which is China’s chief administrative authority, suspended enforcement of the recommended dumping duties with the effect that methanol will continue to be allowed to be imported from these three countries without the imposition of additional duties. If the suspension is lifted, we do not expect there to be a significant impact on industry supply/demand fundamentals and we would realign our supply chain to minimize the payment of duties. Currently, the costs we incur in respect of duties are not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that the suspension of Chinese dumping duties will not be lifted, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.

Methanol is a globally traded commodity that is produced by many producers at facilities located in many countries around the world. Some producers and marketers may have direct or indirect contacts with countries that may, from time to time, be subject to international trade sanctions or other similar prohibitions (“Sanctioned Countries”). In addition to the methanol we produce, we purchase methanol from third parties under purchase contracts or on the spot market in order to meet our commitments to customers, and we also engage in product exchanges with other producers and marketers. We believe that we are in compliance with all applicable laws with respect to sales and purchases of methanol and product exchanges. However, as a result of the participation of Sanctioned Countries in our industry, we cannot provide assurance that we will not be exposed to reputational or other risks that could have an adverse impact on our results of operations and financial condition.

Liquidity Risk

At December 31, 2013, we had a cash balance of $733 million, including $59 million relating to the non-controlling interest in Egypt, and a $400 million undrawn revolving credit facility with a syndicate of banks. The facility expires in December 2016 and our ability to maintain access to the facility is subject to certain financial covenants, including an EBITDA to interest coverage ratio and a debt to capitalization ratio, as defined.

At December 31, 2013, our long-term debt obligations include $750 million in unsecured notes ($150 million that matures in 2015, $350 million that matures in 2019 and $250 million that matures in 2022), $404 million related to the Egypt limited recourse debt facilities (100% basis) and $23 million related to other limited recourse debt. The covenants governing the unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity (“limited recourse subsidiary”), and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions. The Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions.

For additional information regarding long-term debt, refer to note 8 of our 2013 consolidated financial statements.

We cannot provide assurance that we will be able to access new financing in the future on commercially acceptable terms or at all, or that the financial institutions providing the credit facility will have the ability to honour future draws. Additionally, failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions. Any of these factors could have a material adverse effect on our results of operations, our ability to pursue and complete strategic initiatives or on our financial condition.

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Customer Credit Risk

Our customers are large global or regional petrochemical manufacturers or distributors and a number are highly leveraged. We monitor our customers’ financial status closely; however, some customers may not have the financial ability to pay for methanol in the future and this could have an adverse effect on our results of operations and financial condition. Although credit losses have not been significant in the past, this risk still exists.

Operational Risks

Production Risks

Most of our earnings are derived from the sale of methanol produced at our plants. Our business is subject to the risks of operating methanol production facilities, such as equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, power failures, longer-than-anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, that could result in a prolonged shutdown of any of our plants or impede our ability to deliver methanol to our customers. A prolonged plant shutdown at any of our major facilities could have an adverse effect on our results of operations and financial condition.

Purchased Product Price Risk

In addition to the sale of methanol produced at our plants, we also purchase methanol produced by others on the spot market and through purchase contracts to meet our customer commitments and support our marketing efforts. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we purchase. Consequently, we have the risk of holding losses on the resale of this product to the extent that methanol prices decrease from the date of purchase to the date of sale. Holding losses, if any, on the resale of purchased methanol could have an adverse effect on our results of operations and financial condition.

Distribution Risks

Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could have an adverse effect on our results of operations and financial condition as our vessel fleet is subject to fixed time charter costs. In the event we have excess shipping capacity, we may be able to mitigate some of the excess costs by entering into sub-charters or third-party backhaul arrangements, although the success of this mitigation is dependent on conditions within the broader global shipping industry. If we suffer any disruptions in our distribution system and are unable to mitigate these costs this could have an adverse effect on our results of operations and financial condition.

Insurance Risks

Although we maintain operational and construction insurance, including business interruption insurance and delayed start-up insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance or that insurers will be financially capable of honouring future claims. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

Geismar Relocation Projects

We believe that our estimates for budgeted project costs and targeted completion dates for our Geismar projects are reasonable. However, as we could be impacted by any potential cost increase due to labour shortages, we cannot provide any assurance that the budgeted cost estimates will not be exceeded or that the facilities will begin commercial production within the targeted schedules, if at all, or that the facilities will operate at their designed capacity or on a sustained basis. Any changes to the targeted timing of completion or budgeted cost to complete these projects could have an adverse impact on our results of operations and financial condition.

New Capital Projects

As part of our strategy to strengthen our position as the global leader in the production and marketing of methanol, we intend to continue pursuing new opportunities to enhance our strategic position in the methanol industry. Our ability to successfully identify, develop and complete new capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities or relocation of existing facilities where sufficient natural gas and other feedstock is available through long-term contracts with acceptable

28	Methanex Corporation ■ Annual Report 2013

commercial terms, obtaining project or other financing on satisfactory terms, constructing and completing the projects within the contemplated budgets and schedules and other risks commonly associated with the design, construction and start-up of large complex industrial projects. We cannot provide assurance that we will be able to identify or develop new methanol projects.

Environmental Regulation

The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to compliance orders, fines, injunctions, civil liability and criminal sanctions.

Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Management of Emissions

Carbon dioxide (“CO2”) is a by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends on the production technology (and hence often the plant age), the feedstock and any export of the by-product hydrogen. Plant efficiency, and thus CO2 emissions, is highly dependent on the design of the methanol plant, so the CO2 emission figure may vary from year to year depending on the asset mix that is operating. We also recognize that CO2 is generated from our marine operations, and in that regard we measure the consumption of fuel by our ocean vessels based on the volume of product transported.

We manufacture methanol in New Zealand, Trinidad, Egypt, Canada and Chile. All of these countries signed and ratified the Kyoto Protocol; however, Canada has since removed itself from that Agreement. We are not currently required to reduce greenhouse gases (GHGs) in Trinidad, Egypt and Chile but our production in New Zealand and Canada is subject to GHG regulations.

New Zealand passed legislation to establish an Emissions Trading Scheme (“ETS”) that came into force in 2010. The ETS imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on to Methanex, increasing the cost of gas that Methanex purchases in New Zealand. However, as a trade-exposed company, Methanex is entitled to a free allocation of emissions units to partially offset those increased costs. The New Zealand government confirmed that the legislation will continue providing further moderation and the free emission allocation provisions will remain unchanged until at least 2015. Consequently, our ETS-related costs are not expected to be significant to the end of 2015. However, after this date, the moderating features are expected to be removed and our eligibility for free allocation of emissions units may also be progressively reduced. As a consequence, we will likely incur increasing costs after 2015. It is impossible to accurately quantify the impact on our business of ETS-related costs after 2015 and therefore we cannot provide assurance that the ETS will not have a significant impact on our results of operations and financial condition.

Our Medicine Hat facility is located in the Canadian province of Alberta, which has an established GHG reduction regulation that applies to our plant. The regulation requires that facilities reduce emissions intensities by up to 12% of their established emissions intensity baseline. “Emissions intensity” means the quantity of specified greenhouse gases released per unit of production. In order to meet the reduction obligation, a facility can choose to make emissions reduction improvements or it can purchase either offset credits or “technology fund” credits for CDN$15 per tonne of CO2 equivalent. Financial obligations are set to begin in 2014, and based on the GHG baseline intensity and 2013 emissions, we do not believe that the costs are material.

The federal government of Canada is in the process of developing a sector-by-sector approach to reduce GHG emissions in the chemical sector in support of its commitment to reduce GHGs from 2005 levels by 17% by 2020. Final proposed regulations are expected in 2014. As the sole methanol producer in Canada, Methanex is engaged in a consultative process to ensure achievable performance standards are set and that these incorporate equivalency agreements to prevent the potential of paying for GHG emissions under both provincial and federal regimes.

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We are currently in the process of relocating two of our idle methanol plants in Chile to Geismar, Louisiana. The first of the reassembled plants in Geismar is targeted to be operational by late 2014 and the second in early 2016. Today, there is no GHG legislation that impacts us in the US. We continue to monitor the development of potential GHG legislation in the US and Louisiana to ensure compliance with any potential future requirements once the plants become operational. At this time, it is unknown what impact potential new GHG legislation or regulations could have on our operations in Geismar.

We cannot provide assurance over ongoing compliance with existing legislation or that future laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials will not have an adverse effect on our results of operations and financial condition.

Reputational Risk

Damage to our reputation could result from the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental, health or safety matters), whether true or not. Although we believe that we conduct our operations in a prudent manner and that we take care in protecting our reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased investor confidence, an impediment to our overall ability to advance our projects or increased challenges in maintaining our social license to operate, which could have an adverse impact on our results of operations and financial condition.

Legal Proceedings

The Board of Inland Revenue of Trinidad and Tobago has issued assessments against our 63.1% owned joint venture, Atlas, in respect of the 2005, 2006 and 2007 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that extend to 2014 and 2019 related to methanol produced by Atlas. Atlas has partial relief from corporation income tax until 2014.

The Company has lodged objections to the assessments. Although there can be no assurance, based on the merits of the cases and legal interpretation, management believes its position should be sustained.

CRITICAL ACCOUNTING ESTIMATES

We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See note 2 to our 2013 consolidated financial statements for our significant accounting policies.

Property, Plant and Equipment

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2013, the net book value of our property, plant and equipment was $2,231 million.

Capitalization

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Routine repairs and maintenance costs are expensed as incurred.

At December 31, 2013, we have accrued $16.4 million for site restoration costs relating to the decommissioning and reclamation of our methanol production sites and oil and gas properties. Inherent uncertainties exist in this estimate because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. It is difficult to estimate the future costs of these activities as our estimate of fair value is based on current regulations and technology. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated.

Depreciation and Amortization

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

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The estimated useful lives of the Company’s buildings, plant installations and machinery, excluding costs related to turnarounds, range from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to our various production facilities. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas, and the expected price of securing natural gas supply. We review the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Recoverability of Asset Carrying Values

Property, Plant and Equipment

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Examples of such events or changes in circumstances related to our long-lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

As a consequence of the uncertain outlook for the future supply of natural gas feedstock to our Chile operations, we recorded an impairment charge at December 31, 2012 to reduce the carrying value of our Chile assets to their estimated recoverable amount. The post-impairment carrying value at December 31, 2012 of $245 million included the second methanol plant that management was then considering relocating to Geismar, Louisiana. During 2013, we made a final investment decision to relocate the second facility from Chile to Geismar, Louisiana and, as a result, the $75 million carrying value of this methanol plant (adjusted for 2013 year-to-date depreciation) was removed from the Chile cash-generating unit. At December 31, 2013, our Chile cash-generating unit consists primarily of the remaining two methanol plants in Chile with a carrying value of $165 million.

As a result of insufficient natural gas feedstock during the southern hemisphere winter, we temporarily idled our Chile operations in April 2013. We restarted one methanol plant in September 2013 and operated the plant at approximately 50% of capacity in the fourth quarter of 2013 supported by natural gas supplies from both Chile and Argentina. The idling of our operations and the restart were both anticipated in our December 31, 2012 recoverability test. While we continue to work with our natural gas suppliers to sustain our Chile operations over the medium term, there is no assurance that we will be able to maintain operations through the upcoming southern hemisphere winter.

As a consequence of the continued uncertain outlook for the future supply of natural gas feedstock to our Chile operations, the carrying value of our Chile assets was tested for recoverability at December 31, 2013.

Recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Value in use was determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. The pre-tax discount rate used of 13% was derived from the Company’s estimated cost of capital. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.

There are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, and

Methanex Corporation ■ Annual Report 2013	31

consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, future global methanol production capacity, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment.

Based on the test performed at December 31, 2013, the estimated recoverable amount of our Chile cash-generating unit is approximately 15% in excess of its $165 million carrying value. Our estimate of the recoverable amount was based on a long-term methanol price assumption that is materially consistent with our historical results. A 10% decrease in our long term methanol price assumption would result in a reduction in the estimated recoverable amount by $60 million. Our estimate of the recoverable amount was also based on natural gas prices which are materially consistent with those currently being incurred in the region and our best estimate of future natural gas availability, considering current contracted terms as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. A 10% increase in the natural gas price would result in a reduction in the estimated recoverable amount by $40 million and a 10% decrease in the natural gas availability would result in a reduction in the estimated recoverable amount by $40 million.

We believe the estimated recoverable amount of all long-lived assets except our Chile cash-generating unit substantially exceeded their carrying value at December 31, 2013.

Income Taxes

Deferred income tax assets and liabilities are determined using enacted or substantially enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We recognize deferred tax assets to the extent it is probable that taxable profit will be available against which the asset can be utilized. In making this determination, certain judgments are made relating to the level of expected future taxable income and to available tax-planning strategies and their impact on the use of existing loss carryforwards and other income tax deductions. We also consider historical profitability and volatility to assess whether we believe it is probable that the existing loss carryforwards and other income tax deductions will be used to offset future taxable income otherwise calculated. Our management routinely reviews these judgments. At December 31, 2013, we had recognized future tax assets of $158 million (presented as a reduction of our deferred tax liabilities) and unrecognized future income tax assets of $68 million. The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, our results of operations and financial position could be materially impacted.

Financial Instruments

We enter into derivative financial instruments from time to time to manage certain exposures to commodity price volatility, foreign exchange volatility and variable interest rate volatility, which contributes towards managing our cost structure. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted. Changes in the fair value of held-for-trading derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the effective portion of any changes in fair value are recorded in other comprehensive income. Assessment of contracts as derivative instruments, the valuation of financial instruments and derivatives, and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting estimates due to the complex nature of these products and the potential impact on our financial statements.

At December 31, 2013, the fair value of our derivative financial instruments used to limit our exposure to variable interest rate volatility that have been designated as cash flow hedges approximated their carrying value of negative $20 million. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in variable interest rates.

ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

We do not expect that the changes to International Financial Reporting Standards that are effective as of January 1, 2014 will have a significant impact on the Company’s financial statements and disclosures.

32	Methanex Corporation ■ Annual Report 2013

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental measures that are not defined terms under IFRS (non-GAAP measures). These are Adjusted EBITDA, Adjusted net income, Adjusted net income per share, cash flow from operating activities before changes in non-cash working capital and operating income. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in assessing the operating performance and liquidity of the Company’s ongoing business. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.

These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA (Attributable to Methanex Shareholders)

Adjusted EBITDA differs from the most comparable GAAP measure, net income (loss) attributable to Methanex shareholders, because it excludes finance costs, finance income and other expenses, income tax expense (recovery), depreciation and amortization, mark-to-market impact of share-based compensation, Geismar project relocation expenses and charges, write-off of oil and gas rights and asset impairment charges. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and our 50% share (60% share prior to December 9, 2013) of the Egypt facility.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. The mark-to-market impact related to performance share units that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value determined using a Methanex total shareholder return factor of 100% and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted EBITDA:

($ Millions)	2013	2012
Net income (loss) attributable to Methanex shareholders	$329	$(68)
Finance costs	57	61
Finance income and other expenses	(5)	(1)
Income tax expense (recovery)	66	(85)
Depreciation and amortization	123	149
Mark-to-market impact of share-based compensation	110	16
Geismar project relocation expenses and charges	34	65
Write-off of oil and gas rights	25	–
Asset impairment charge	–	297
Earnings of associate, excluding amount included in Adjusted EBITDA[1]	38	34
Non-controlling interests adjustments[1]	(41)	(39)
Adjusted EBITDA (attributable to Methanex shareholders)	$736	$429

[1]

These adjustments represent finance costs, finance income and other expenses, income tax expense, and depreciation and amortization associated with the non-controlling interest in the methanol facility in Egypt and our 63.1% interest in the Atlas methanol facility.

Methanex Corporation ■ Annual Report 2013	33

Adjusted Net Income and Adjusted Net Income per Common Share (Attributable to Methanex Shareholders)

Adjusted net income and Adjusted net income per common share are non-GAAP measures because they exclude the mark-to-market impact of share-based compensation and items that are considered by management to be non-operational, including Geismar project relocation charges and expenses, asset impairment charges and write-off of oil and gas rights. The following table shows a reconciliation from net income (loss) attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share:

($ Millions, except number of shares and per share amounts)	2013	2012
Net income (loss) attributable to Methanex shareholders	$329	$(68)
Mark-to-market impact of share-based compensation	110	16
Geismar project relocation expenses and charges	34	65
Asset impairment charge	–	297
Write-off of oil and gas rights	25	–
Income tax recovery related to above items	(27)	(130)
Adjusted net income[1]	$471	$180
Diluted weighted average shares outstanding	96	94
Adjusted net income per common share[1]	$4.88	$1.90

[1]

For the year ended December 31, 2012, stock options have been excluded from the calculation of diluted net loss per common share (attributable to Methanex shareholders) as their effect would be anti-dilutive. However, for the calculation of adjusted diluted net income per common share, stock options have been included in the denominator and the diluted weighted average number of common shares for the year ended December 31, 2012 is 95 million.

Operating Income and Cash Flows from Operating Activities before Changes in Non-Cash Working Capital

Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

QUARTERLY FINANCIAL DATA (UNAUDITED)

($ Millions, except per share amounts)	Three months ended
	Dec 31	Sep 30	Jun 30	Mar 31
2013
Revenue	$881	$758	$733	$652
Adjusted EBITDA1 2	245	184	157	149
Adjusted net income1 2	167	117	99	88
Net income[2]	128	87	54	60
Adjusted net income per share1 2	1.72	1.22	1.02	0.92
Basic net income per common share[2]	1.33	0.91	0.57	0.64
Diluted net income per common share[2]	1.32	0.90	0.56	0.63

2012
Revenue	$668	$608	$613	$654
Adjusted EBITDA1 2	119	104	113	93
Adjusted net income1 2	61	36	44	39
Net income (loss)[2]	(140)	(3)	52	22
Adjusted net income per share[1] [2]	0.64	0.38	0.47	0.41
Basic net income (loss) per common share[2]	(1.49)	(0.03)	0.56	0.24
Diluted net income (loss) per common share[2]	(1.49)	(0.03)	0.50	0.23

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 33 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[2]	Attributable to Methanex Corporation shareholders.

A discussion and analysis of our results for the fourth quarter of 2013 is set out in our fourth quarter of 2013 Management’s Discussion and Analysis filed with the Canadian Securities Administrators and the US Securities and Exchange Commission and incorporated herein by reference.

34	Methanex Corporation ■ Annual Report 2013

SELECTED ANNUAL INFORMATION

($ Millions, except per share amounts)	2013	2012	2011[3]
Revenue	$3,024	$2,543	$2,608
Adjusted EBITDA[1] [2]	736	429	427
Adjusted net income[1] [2]	471	180	182
Net income (loss)[2]	329	(68)	201
Adjusted net income per share[1] [2]	4.88	1.90	1.93
Basic net income (loss) per share[2]	3.46	(0.73)	2.16
Diluted net income (loss) per share[2]	3.41	(0.73)	2.06
Cash dividends declared per share	0.785	0.725	0.665
Total assets	4,113	3,443	3,394
Total long-term financial liabilities	1,315	1,356	886

[1]

These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Supplemental Non-GAAP Measures section on page 33 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[2]	Attributable to Methanex Corporation shareholders.

[3]

Effective January 1, 2013, the Company has adopted new IASB accounting standards related to consolidation and joint arrangements. As a result, the Company’s 63.1% interest in the Atlas entity is now accounted for using the equity method. The company has restated its figures as at and for the year ended December 31, 2012 using the equity method. Figures prior to 2012 have not been restated. For more information refer to Note 24 of the Financial Statements: “Adoption of new accounting standards” on page 70.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2013, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2013, based on the framework set forth in Internal Control – Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013. The attestation report is included in our consolidated financial statements on page 40.

Methanex Corporation ■ Annual Report 2013	35

Changes in Internal Control over Financial Reporting

There have been no changes during the year ended December 31, 2013 to internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This 2013 Management’s Discussion and Analysis (“MD&A”) contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “potential,” “estimates,” “anticipates,” “aim”, “goal” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly, and without limitation, any statements regarding the following are forward-looking statements:

■	expected demand for methanol and its derivatives,

■	expected new methanol supply or restart of idled capacity and timing for start-up of the same,

■

expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

■	expected methanol and energy prices,

■	expected levels of methanol purchases from traders or other third parties,

■	expected levels, timing and availability of economically priced natural gas supply to each of our plants,

■	capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

■	our expected capital expenditures, including, without limitation, those to support natural gas exploration and development for our plants,

■	anticipated production rates of our plants,

■	expected operating costs, including natural gas feedstock costs and logistics costs,

■	expected tax rates or resolutions to tax disputes,

■	expected cash flows, earnings capability and share price,

■	availability of committed credit facilities and other financing,

■

ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registration and related mortgages that require action by Egyptian governmental entities,

■	our shareholder distribution strategy and anticipated distributions to shareholders,

■

commercial viability and timing of, or our ability to execute, future projects, plant restarts, capacity expansions, plant relocations, or other business initiatives or opportunities, including the planned relocation of idle Chile methanol plants to Geismar, Louisiana (“Geismar”),

■	our financial strength and ability to meet future financial commitments,

■	expected global or regional economic activity (including industrial production levels),

■	expected outcomes of litigation or other disputes, claims and assessments,

■	expected actions of governments, government agencies, gas suppliers, courts, tribunals or other third parties, and

■	expected impact on our operations in Egypt or our financial condition as a consequence of civil unrest or actions taken or inaction by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

■	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

■	the success of our natural gas exploration and development in Chile,
■	our ability to procure natural gas feedstock on commercially acceptable terms,

■	operating rates of our facilities,

36	Methanex Corporation ■ Annual Report 2013

■	receipt of remaining required permits in connection with our Geismar project,

■

receipt or issuance of third-party consents or approvals, including, without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights or rights to purchase natural gas,

■	the establishment of new fuel standards,

■	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

■	the availability of committed credit facilities and other financing,

■	timing of completion and cost of the Geismar projects,
■	global and regional economic activity (including industrial production levels),

■	absence of a material negative impact from major natural disasters,

■	absence of a material negative impact from changes in laws or regulations,

■	absence of a material negative impact from political instability in the countries in which we operate,

■	enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties, and

■	satisfaction of conditions precedent contained in the Geismar 1 natural gas supply agreement.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

■	conditions in the methanol and other industries, including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

■	the price of natural gas, coal, oil and oil derivatives,

■	the success of natural gas exploration and development activities in southern Chile,

■	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

■	the ability to successfully carry out corporate initiatives and strategies,

■	actions of competitors, suppliers and financial institutions,

■	conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

■	our ability to meet timeline and budget targets for our Geismar projects, including cost pressures arising from labour costs,
■	competing demand for natural gas, especially with respect to domestic needs for gas and electricity in Chile and Egypt,

■

actions of governments and governmental authorities, including, without limitation, the implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

■	changes in laws or regulations,

■

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

■	worldwide economic conditions,

■	satisfaction of conditions precedent contained in the Geismar 1 natural gas supply agreement, and

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

Methanex Corporation ■ Annual Report 2013	37